Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California  91741

December 20, 2016

VIA EDGAR TRANSMISSION

Mr. Betselot Zeleke
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037 Osterweis Total Return Fund (the “Fund”)

Dear Mr. Zeleke:

This correspondence is being filed in response to your oral comments provided to Lillian A. Kabakali, Esq. of U.S. Bancorp Fund Services, LLC on November 23, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 684 to its registration statement. PEA No. 684 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on October 13, 2016, and is designated to become effective on December 27, 2016. The purpose of PEA No. 684 was to register a new series of the Trust within the Osterweis family of funds.  Attached herewith is PEA No. 692 under Rule 485(b) to (1) make certain non-material changes as appropriate and (2) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.  The Trust’s responses to your comments are as follows:

Prospectus

1.	Please update the Prospectus date on the cover of the Prospectus with the effective date of the Fund.

The Trust responds by updating the prospectus date throughout the registration statement.

2.	The Staff notes that the Fund is called a “Total Return Fund,” when it is a debt fund rather than an income fund. Please explain why the Fund’s name, “Total Return Fund,” is not misleading. The Staff understands that the term “total return” denotes a combination of interest and appreciation, which can be seen in a fund that has a blend of debt and equity. Will the Fund make any equity investments? If not, is there a more appropriate name for this Fund?

The Trust responds that the Fund plans to seek income and capital appreciation as stated in its objective through its investments in U.S. Federal and Agency obligations, investment grade corporate debt, mortgage backed securities (including privately issued mortgage backed securities), asset backed securities, floating-rate debt, convertible debt, collateralized debt, municipal debt, foreign debt (including emerging markets), and/or depositary receipts, sovereign debt and preferred stock (and derivatives thereon).  As noted, the Fund may invest in preferred stocks and other instruments not considered to be debt securities, including certain derivatives. Therefore, the Trust has determined that “Total Return Fund” is an appropriate name and is not misleading.

3.	Please explain why the Fund’s share class is not identified in the disclosure.

The Trust responds by stating that since the Fund only offers one class of shares, the class name is only provided in the EDGAR system because of series and classes identifiers requirements.

4.	On Page 1, with respect to the Fees and Expenses of the Fund table, please revise the last sentence to note that reimbursement may be requested only if expenses are less than the expense cap for the Fund’s fiscal year or at the time of waiver/reduction of fees, whichever is lower.

The Trust responds by revising the last sentence of the referenced note as follows:

“This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap for the Fund’s fiscal year or any change in Expense Cap at the time of waiver/reduction of fees, whichever is lower.”

5.	On Page 1, with respect to the Fees and Expenses of the Fund table, please ensure that the language in Footnote 2 tracks the language provided in Form N-1A, Item 3 Instruction 3(e), by revising the line item labeled “Fee Waiver and/or Expense Reduction” to state “Fee Waiver and/or Expense Reimbursement.”

The Trust responds by making the correction as requested.

6.	With respect to the the Principal Investment Strategies section on Page 2 and Page 6, in general, please provide additional disclosure that explains what duration is (e.g., duration is a measure of volatility not to be confused with maturity).

The Trust responds by revising the disclosure on page 2 to read as follows:

Under normal circumstances, the Fund intends to invest at least 80% of its net assets in investment grade fixed income instruments. The Fund’s fixed income instruments and derivatives thereon may include, but are not limited to, U.S. Federal and Agency obligations, investment grade corporate debt, mortgage backed securities (including privately issued mortgage backed securities), asset backed securities, floating-rate debt, convertible debt, collateralized debt, municipal debt, foreign debt (including emerging markets), and/or depositary receipts, sovereign debt and preferred stock. Of the government agency securities, the Fund expects to hold significant amounts of Treasuries and mortgage-backed securities guaranteed by the Government National Mortgage Association (GNMA) or government-sponsored enterprises, such as mortgages backed by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Additionally, the Fund may hold up to 20% of its assets in high yield (“junk bonds”) debt securities.

The Fund’s allocation among various fixed income instruments is based on the portfolio managers’ assessment of opportunities for total return relative to the risk of each type of investment. The Fund does not target a specific average maturity or duration (duration is a measure of price sensitivity related to changes in interest rates). It may invest in fixed income instruments of any maturity or duration. Duration can change based on market fluctuations. The Fund may invest without limitation in derivative instruments including swaps, options and futures. The Fund’s primary use of derivatives will be to refine interest rate exposure and/or hedge various other investment exposures. Although the use of derivatives can involve leverage, the Fund does not intend to use derivatives to amplify its net investment exposure. Separately, the Fund may invest up to 20% of its assets in foreign debt (including emerging markets) and/or depositary receipts. The Fund may also invest in other investment companies and exchange-traded funds (“ETFs”), for the purpose of gaining exposure to certain markets while maintaining liquidity.

Page 6 Additional language:

Under normal circumstances, the Fund intends to invest at least 80% of its net assets in investment grade fixed income instruments. The Fund’s fixed income instruments and derivatives thereon may include, but are not limited to, U.S. Federal and Agency obligations, investment grade corporate debt, mortgage backed securities (including privately issued mortgage backed securities), asset backed securities, floating-rate debt, convertible debt, collateralized debt, municipal debt, foreign debt (including emerging markets) and/or depositary receipts, sovereign debt, and preferred stock. The Fund’s allocation among various fixed income instruments is based on the portfolio managers’ assessment of opportunities for total return relative to the risk of each type of investment. The Adviser seeks to invest in assets that allow it to capitalize on its view on rates, spreads, and curve as well as various characteristics of the mortgage-backed securities and corporate bond markets. The Fund expects to hold significant amounts of Treasuries and other securities backed or sponsored by government agencies, such as GNMA, FNMA and FHLMC. Additionally, the Fund may up to 20% of its assets in high yield (“junk bonds”) debt securities. The Fund may invest without limitation in derivative instruments including swaps, options and futures. The Fund’s primary use of derivatives will be to refine interest rate exposure and/or hedge various other investment exposures. Although the use of derivatives can involve leverage, the Fund does not intend to use derivatives to amplify its net investment exposure. Additionally, the Fund may also invest up to 20% of its assets in foreign debt (including emerging markets) and/or depositary receipts. The Fund may invest in fixed income securities of any maturity or duration. The Fund does not target a specific average maturity or duration (duration is a measure of price sensitivity related to changes in interest rates). The duration of the portfolio will be driven by the Adviser’s interest rate outlook. Duration can change based on market fluctuations. The Fund may also invest in other investment companies, including ETFs , for the purpose of gaining exposure to certain markets while maintaining liquidity.

7.	In the Principal Investment Strategies section on Page 2 and Page 6, the Fund discloses that it engages in transactions involving derivatives. Please be aware that due to the Fund’s investment in derivative instruments, these are generally deemed to be a senior security, for purposes of Section 18 of the Investment Company Act of 1940 (“1940 Act”). When a fund engages in such transactions, the fund will need to set aside an appropriate amount of liquid assets, as determined by the Commission and Staff guidance to address Section 18 concerns. Please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives such as total return swaps and leverage, including cover requirements, which could impact the manner in which the Fund operates. Please acknowledge your understanding.

The Trust acknowledges its understanding of the implications of Section 18 of the 1940 Act, with respect to the Fund’s investment in derivative instruments.  The Trust further acknowledges that the Commission could issue a new rule and/or guidance relating to fund use of derivatives such as total return swaps and leverage including coverage requirements, which could impact the manner in which the Fund operates.

8.	In the Principal Investment Strategies section on Page 2 and Page 6, the disclosure states that the Fund can invest in securities of any duration or maturity. With respect to this disclosure, is the Fund likely to invest in a particular range of duration or maturity? If so, please disclose. Further, in Item 9, please disclose how maturity or duration will or may change with the market.

The Trust responds by updating the language as indicated in its response to item 6 above.

9.	In the Principal Investment Strategies section on Page 2 and Page 6, the disclosure states that the Fund may invest in other investment companies, including ETFs and “similarly structured pooled investments.” Please identify what is meant by the term “similarly structured pooled investments.” In addition, please list the parallel risk of structured pooled investments in the Principal Investment Risks section of the Prospectus. The Staff also would like to know if these structured pooled investments will be private funds. Please also disclose the percentage of investments in private funds that the Fund will make, if there will be any.

The Trust responds by deleting the referenced phrase.

10.	The Staff notes that the Fund lists Derivatives Risk as a Principal Investment Risk of the Fund. Please provide more specific disclosure in the Principal Investment Strategies section on Page 2 and Page 6 of the Prospectus, which discusses how derivatives are being used as part of the Fund’s investment strategy.

The Trust responds by updating the language as indicated in its response to item 6 above.

11.	The Staff notes that the Fund lists Foreign Securities and Emerging Markets Risk as a Principal Investment Risk of the Fund. Please provide additional disclosure regarding the risk of investing in these markets under the Principal Investment Risk sections on Page 3 and Page 11 of the Prospectus.

The Trust responds by enhancing the disclosure to read as follows:

Item 2

•	Foreign Securities and Emerging Markets Risk: Investing in foreign securities, including ADRs, may involve increased risks due to political, social and economic developments abroad, and differences between U.S. and foreign regulatory practices. These risks can be elevated in emerging markets. Investments in emerging markets are generally more volatile than investments in developed foreign markets. Given the global interrelationships of today’s economy, volatility or threats to stability of any significant currency, such as occurred in the recent past with the European Monetary Union, or significant political instability, may affect other markets and affect the risk of an investment in the Fund.

Item 9

Foreign Securities and Emerging Markets Risk. The Fund’s investments in foreign securities involve risks relating to adverse political, social and economic developments abroad. Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations. Foreign markets may also be less liquid and more volatile than U.S. markets. Rapid increases in money supply may result in speculative investing, contributing to volatility. Foreign markets may offer less legal protection to investors. Enforcing legal rights may be difficult, costly and slow. There may be special problems enforcing claims against foreign governments. Emerging market countries entail greater investment risk than developed markets. Such risks could include government dependence on a few industries or resources, government-imposed taxes on foreign investment or limits on the removal of capital from a country, unstable government, and volatile markets. Given the global interrelationships of today’s economy, volatility or threats to stability of any significant currency, such as occurred in the recent past with the European Monetary Union, or significant political instability, may affect other markets and affect the risk of an investment in the Fund.

12.	The Staff notes that Leverage Risk is included as a Principal Investment Risk of the Fund on Page 4 and Page 11. However, a discussion concerning leverage is not included in the Principal Investment Strategies section on Page 2 and Page 6 of the Prospectus. Please add appropriate disclosure about leverage in the Principal Investment Strategies section of the Prospectus or alternatively if this is not a principal investment strategy or principal investment risk of the Fund, please remove Leverage Risk from the Principal Investment Risks section of the Prospectus.

The Trust responds by updating the language as indicated in its response to item 6 above.

13.	Please confirm that the disclosure pertaining to the dates provided in the Prospectus is accurate throughout the document.

The Trust responds by stating that all dates within the document are now accurate.

14.	On Page 15, with respect to the section titled Shareholder Information, under the sub-section titled Pricing of Fund Shares, please add a statement identifying in a general manner, any national holidays when Fund shares will not be priced and specifying any additional local or regional holidays when Fund Shares will not be priced. Additionally, please consider adding disclosure regarding how the Fund values certain security types.

The Trust responds by noting that the requested information is currently disclosed in the Fund’s SAI.  Per the Staff’s suggestion, the Trust has added a list of national holidays to the Fund’s Prospectus, but retained the discussion regarding valuing specific security types in the SAI.

15.	On Page 16, within the Pricing of Fund Shares discussion under the “Shareholder Information” section, if the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, pursuant to Item 11(a)(3), Instruction 2 of Form N‑1A, please add a statement indicating the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

The Trust responds by adding the following statement:

“The net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.”

16.	On Page 17 and Page 20, the Staff notes that the disclosure in the Prospectus includes the following statement, “NOTE: The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at the Transfer Agent’s post office box, of purchase orders or redemption requests do not constitute receipt by the Transfer Agent.” With respect to this statement, given your ability to access and control the timing of your access to your post office box, it is unclear how you reached your conclusion that receipt at the Fund’s post office box is not receipt by the Fund.

The Trust responds supplementally by explaining that it is the position of the Transfer Agent that if the U.S. Postal Service (or other independent delivery service) has received mail, but has not yet sorted or made the mail available to the Transfer Agent, the Transfer Agent is not able to claim that it has received the mail.

Statement of Additional Information (“SAI”)

17.	On Page 7 of the SAI, the Staff notes that Reverse Repurchase Agreements are listed as a strategy. If the Fund intends to enter into Reverse Repurchase Agreements within the next 12 months, please include strategy, risk and expense disclosure for Reverse Repurchase Agreements in the Summary Prospectus.

The Trust responds supplementally by stating that the Fund has no intention of entering into Reverse Repurchase Agreements within the next 12 months and therefore will retain the disclosure in its current location in the SAI.

18.	On Page 13 of the SAI, with respect to Swaps Contracts, if the Fund will write credit default swaps (“CDS”), please confirm to the Staff that the Fund will segregate the full notional amount of the CDS to cover such obligations.

The Trust responds that the Fund does not plan to write credit default swaps (“CDS”).  Should the Fund decide to write CDS, it will segregate the full notional amount of the CDS to cover such obligations.

19.	On Page 16 and Page 17 of the SAI, with respect to Special Risks Related to Cybersecurity, please explain why it is not more appropriate to disclose this risk in the Prospectus as a Principal Investment Risk of the Fund.

The Trust responds supplementally by stating that the Fund does not consider Cybersecurity to be tied to any particular principal investment strategy of the Fund and believes it is appropriate to maintain the disclosure in the SAI.

20.	On Page 28 of the SAI, under the section titled “Control Persons, Principal Shareholders, and Management Ownership” or the section titled “Fund’s Investment Adviser,” please disclose whether there are any control persons of the Adviser. Additionally, please disclose whether any affiliated person of the Fund is also an affiliated person of the Adviser. Please include the person’s name and all of the capacities in which that person is an affiliate of the Fund or the Adviser, if applicable.

The Trust responds that the SAI has been updated to add a sentence stating that there are no control persons of the Adviser.

21.	With respect to the section titled, “The Fund’s Investment Adviser” on Page 28 of the SAI, please disclose whether there any breakpoints in the management fee paid by the Fund to the Adviser.

The Trust responds supplementally by stating that there are no breakpoints in the management fee paid by the Fund to the Adviser.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc: Domenick Pugliese, Esq., Schiff Hardin LLP